Cincinnati Financial Corporation
6200 S. Gilmore Road
Fairfield, Ohio 45014

November 24, 2020

VIA EDGAR
John Stickel
Division of Corporation Finance
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

Re: Cincinnati Financial Corporation
Registration Statement on Form S-3
Filed November 16, 2020
File Number 333-250112

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Cincinnati Financial Corporation, an Ohio corporation (the “Registrant”), hereby requests that the effectiveness under the Securities Act of 1933, as amended, of the above-captioned Registration Statement be accelerated to 4:15 p.m., Eastern time, on December 7, 2020, or as soon thereafter as practicable.

Please notify J. Eric Quinn, Esq. of Dinsmore & Shohl LLP, counsel to the Registrant, at (513) 977-8606 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Cincinnati Financial Corporation

By: /s/ Steven J. Johnston
Name: Steven J. Johnston
Title: President & Chief Executive Officer